SECURITIES AND EXCHANGE COMMISSION

 Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

20 September 2004

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

  Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

(Registrant)

“Lana Bea Turner”

Date:  20 Sept, 2004

by:

(Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0164

Shares Outstanding: 44,399,671

CUSIP #229248109

CNQ Trading Symbol:  “CYTG”

OTCBB Trading Symbol: “CYTGF”

September 14, 2004

CRYSTAL GRAPHITE CORPORATION’S SUBSIDIARY CANADA PUMICE CORPORATION EXPANDS PRODUCTION

Vancouver, BC…Crystal Graphite Corporation (“CGC”) (CNQ:CYTG & OTCBB:CYTGF )… wholly owned subsidiary, Canada Pumice Corporation (“CPC”) has taken delivery of its new screening and conveying equipment at its Nazko Quarry Operations west of Quesnel, B.C.  These new machines compliment CPC’s current processing equipment and essentially doubles its production capability. This new equipment includes a state of the art portable track screen deck, three stacking conveyors, wheel loader and crawler tractor.

CPC has also taken delivery of 2 new highway tractors to pull its bulk haul “specialty equipment” B-Train trailers, and requisitioned 2 more additional tractors and two more sets of bulk haul trailers.

CPC bulk material sales are up 62 % from this time last year, a strong indicator received from the engineering and construction industry in Canada for the use of its high performance natural lightweight aggregates ( Tephralite™ ). As well, its landscape, horticulture and agriculture customer base continues to grow through out Canada and the Pacific NW of the US.

CPC is currently preparing a $470,000 bagged order for one of its distributors as well as negotiating orders for its other bagged products.  The economic growth in Western Canada and the expansion of the infrastructure to support that growth finds CPC well positioned to be part of “building the future” and supplying a share of those “aggregate needs”.

CPC continues to grow its business in Eastern Canada, the USA, Europe and the Asian Pacific Rim.

CGC also concentrates on the development of high purity flake graphite for fuel cell sector and is now well positioned to take advantage of that industry’s enormous growth potential. Crystal Graphite has developed three high purity flake graphitic products (97% to 99.5% graphitic carbon).  These products are produced at the company’s processing facility, using graphitic material from the company’s Black Crystal deposit near Nelson, British Columbia.

For further information, visit the Company’s website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.

Our aim is to inform not to annoy.  To be removed from our fax list, please call (604) 681-3060 or send an email to the address above.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0165

Shares Outstanding: 44,399,671

CUSIP #229248109

CNQ Trading Symbol:  “CYTG”

OTCBB Trading Symbol: “CYTGF”

20 September, 2004

“CGC SIGNS MINERAL PROPERTY AGREEMENT WITH A GRAPHITE

 COMPANY IN CHINA”

Vancouver, BC…Crystal Graphite Corporation (“CGC”) (CNQ:CYTG & OTCBB:CYTGF )… announces that it has completed negotiations and has signed a Mineral Property Agreement with Bao Zi Wan (“BZW”), a local county government under the laws of the Peoples’ Republic of China, for CGC to have the right to mine, process and market all graphite and tailings at the Da Tong DeSheng graphite plant and property.  The DeSheng graphite deposit, which has and continues to be in operation since 1938, is located 23 kilometres north of the City of Da Tong in northern Shanxi Province with the Great Wall as its northern boundary.  Da Tong is 400 kilometres west of Beijing and is a major industrial, mining and transportation centre.

This Mineral Property Agreement is a Conditional Contract which allows CGC to explore the DaSheng graphite property and test the metallurgy of the graphitic material of the deposit and the graphite content of the tailings so that due diligence work and a Technical Report can be completed and disclosed.  Although the Da Tong mine and plant are presently operational, the facilities and technology are out-of-date which results in lower than potential graphitic carbon grades, poor recovery, and high moisture and iron content.  If the Da Tong DeSheng Project is proven economic as a high purity and technology producer, once CGC Board of Directors approval is obtained, CGC and BZW (the owner) shall negotiate a formal Lease Agreement between the two parties.  Terms and conditions will be given in the Lease Agreement.  This Lease Agreement shall be a 30-year term with a first option to renew a further 30 years.

In order to exercise the Mineral Property Agreement, to acquire the interest and to explore the property, CGC advanced $10,000 Canadian Dollars to BZW as a deposit which would be a part of future lease payments to BZW.  The Due Diligence work is planned to start in October 2004 and to be completed by no later than 30 November 2005.  Test marketing outside of China of existing DeSheng graphite products is also planned during this period.

CGC has opened a regional office in Beijing adjacent to the World Trade Centre which gives the Company a profile in China, a powerhouse in production and consumption of industrial minerals.  The Mineral Property Agreement with Bao Zi Wan (“BZW”) and the recent purchase of Canada Pumice Corporation (“CPC”) is confirmation of CGC’s strategy and its a commitment to being an international participant in the production and marketing of industrial minerals on a global basis.  Diversity in this resource sector creates cash flows that are not reliant on a single product or one market and allows CGC to capture opportunities and capitalize using the same corporate, technical and marketing expertise.

The strategy to acquire and operate the DeSheng property is for CGC to have an additional source of fuel cell type flake graphite, substantially increased by-product tonnage, and an industrial mineral presence in the rapid growing Chinese economy. CGC’s Nelson BC operations has been testing DeSheng concentrates and has successfully upgraded the DeSheng graphitic carbon content from 93% to 97.5% using its advanced technology with minimal effort.  The CGC operations product is 74% fuel cell type grade (-50 mesh +150 mesh @+98% graphitic carbon) of total production with the remainder being by-products for other markets.  DeSheng tested 48% fuel cell grade of total product.  The potential increase in byproduct tonnage from both operations should create enough tonnage to secure potential contracted sales in the refractory, expandable and other carbon markets.

For further information, visit the Company’s website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be “forward looking statements.”  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as “expects”, “will”, “anticipates”, “estimates”, “believes”, or statements indicating certain actions “may”, “could” or “might” occur.

Our aim is to inform not to annoy.  To be removed from our fax list, please call (604) 681-3060 or send an email to the address above.